UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment no. 15 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

JED Oil Inc

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

472310101

(CUSIP Number)

Randall M. Gates

28128 Pacific Coast Highway, Suite 221

Malibu, California  90265

(310) 457-9862

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

CUSIP No. 472 3101 01
1.	Names of Reporting Persons. Fred P. Heller, Trustee Heller 2002 Trust
2.	Check the Appropriate Box if a Member of a Group (a) □ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,064,528
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,064,528
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,064,528
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares □
13.	Percent of Class Represented by Amount in Row (11) 7.3% based upon total number of shares reported to be outstanding.
14.	Type of Reporting Person IN

Item 1. Name of Issuer.

This Schedule 13DA relates to the common stock, no par value (the “Common Stock”) of JED Oil Inc., an Alberta, Canada corporation (the “Company”). The Company’s principal executive offices are located at Suite 2600, 500 - 4th Avenue S.W. Calgary, Alberta, Canada, T2P 2V6. Share information has been adjusted to reflect a 3-for-2 stock split that occurred on October 12, 2005.

Item 2. Identity and Background.

This Statement is filed on behalf of Fred P. Heller, Trustee Heller 2002 Trust (the “Reporting Person”).

(a)

Fred P. Heller, Trustee Heller 2002 Trust

(b)

2310 Pleasure Drive, Reno Nevada 89509

(c)

Retired

(d)

During the last five years, Mr. Heller has not been convicted in a criminal proceeding.

(e)

During the last five years, Mr. Heller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person purchased the Common Stock in regular market transactions utilizing personal funds and funds made available on margin.

Item 4. Purpose of Transaction.

Personal investment

Item 5. Interest in Securities of the Issuer.

(a)

Aggregate number of shares beneficially owned: 1,064,528   (7.3%)

(b)

Mr. Heller has sole voting and dispositive power over his 1,064,528 shares.

(c)

Transactions effected during the past sixty days:

DATE	SHARES PURCHASED (SOLD)	AVERAGE PRICE PER SHARE	TOTAL
03/20/2006	17,700	$13.92	246,384
03/21/2006	600	$13.82	8,292
03/22/2006	19,700	$14.30	281,710
03/23/2006	16,500	$14.42	237,930
03/27/2006	8,500	$14.74	125,290
03/29/2006	22,000	$15.91	350,020
04/06/2006	2,800	$10.46	29,288
05/10/2006	15,100	$17.08	257,908
5/19/2006	51,428	$17.50	900,000
5/23/2006	2,500	$13.61	34,030
5/24/2006	2,500	$13.93	34,835
TOTAL	159,328		$ 2,505,687
OWNED	1,064,528

Item 6. Contracts, Arrangements, Understandings or Relationships

None.

Item 7. Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 31, 2006

/s/ Fred P. Heller

Fred P. Heller,

Trustee Heller 2002 Trust